Exhibit 99.5

IHS Holding Limited 1 Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

To:	Citibank Europe PLC, UK Branch (the “Facility Agent”)
Attention:	Sona Sharma / Alessandra Torio Scaglia

22 April 2024

IHS Holding 2020 RCF – Amendment 2

Dear Sirs

1.Introduction

1.1

We refer to the up to US$300,000,000 revolving credit facility agreement originally dated 30 March 2020, as amended from time to time (including pursuant to an amendment and restatement agreement dated 6 November 2023), between, amongst others, the Facility Agent and IHS Holding Limited (the “Company”), Citibank, N.A., London Branch, ABSA Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, J.P. Morgan Securities plc and Standard Chartered Bank, Dubai International Financial Centre as arrangers (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).
1.3

The provisions of clause 1.2 (Construction) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter.

2.	Request for Amendment
2.1	In accordance with Clause 38.1 (Required Consents) of the Facility Agreement, the Company hereby requests the consent of the Majority Lenders to the following amendment to the Facility Agreement:
2.2	Clause 23.8 (Insolvency) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“23.8Insolvency

(a)Any Obligor:

(i)	is unable or admits inability to pay its debts as they fall due;
(ii)	suspends making payments on any of its debts; or
(iii)

by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)A moratorium is declared in respect of any indebtedness of an Obligor.”

3.	Amendment

With effect from the date of this Letter, the Facility Agent (on behalf of the Lenders) confirms that any Default or Event of Default that would be continuing, were it not for the amendments set out in this Letter, are irrevocably waived.

4.	Miscellaneous
4.1	This Letter is a Finance Document.
4.2	From the date of this Letter, the Facility Agreement and this Letter shall be read and construed as one document.
4.3	Except as otherwise provided in this Letter, the Finance Documents remain in full force and effect.
4.4

Except to the extent amended or waived in this Letter, no amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

4.5	A person who is not a party to this Letter has no right under the Contracts (Right of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Letter.

4.6	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.
5.	Governing law
5.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
5.2

Clause 34 (Notices), Clause 39 (Confidential Information) and 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your agreement to the above.

Yours faithfully

/s/ Steve Howden
Name: Steve Howden

Title: Authorised Signatory

For and on behalf of

IHS Holding Limited

/s/ Alessandra Scaglia

Name: Alessandra Torio Scaglia

Title: Vice President

For and on behalf of

Citibank Europe PLC, UK Branch as Facility Agent (acting on the instructions of the Majority Lenders)